Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2016		2017	2016
Net income	$7,847	$31,821		$14,462	$34,200
Additions:
Fixed charges
Interest expense	12,053	13,820		23,458	28,180
Capitalized interest	229	165		445	288
	12,282	13,985		23,903	28,468
Deductions:
Capitalized interest	(229)	(165)		(445)	(288)
Net loss attributable to noncontrolling interests	17	15		36	20
Adjusted earnings	19,917	45,656		37,956	62,400
Fixed charges (from above)	$12,282	$13,985		$23,903	$28,468
Ratio of earnings to fixed charges	1.62	3.26	(1)	1.59	2.19	(1)

(1) The earnings to fixed charges ratios for the three and six months ended June 30, 2016 include gain on sale of real estate of $24.1 million.